UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

KINETIK HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	81-4675947
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2700 Post Oak Boulevard, Suite 300 Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A common stock, par value $0.0001 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):

None

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

Kinetik Holdings Inc., a Delaware corporation (the “Registrant,” the “Company,” “we,” “us” or “our”), is filing this Form 8-A in connection with the transfer of the listing of its Class A common stock, par value $0.0001 per share (“Class A common stock”), to the New York Stock Exchange, effective as of the close of trading on October 21, 2022.

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the Class A common stock of the Registrant. The following summary of the material terms of the Class A common stock is not intended to be a complete summary of the rights and preferences of such securities and is subject to and qualified by reference to our Third Amended and Restated Certificate of Incorporation (our “Charter”), incorporated by reference as an exhibit to the Registrant’s Current Report on Form 8-K, filed on June 6, 2022 (the “Form 8-K”), and our Amended and Restated Bylaws (“Bylaws”), incorporated by reference as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, and applicable Delaware law, including the Delaware General Corporation Law (the “DGCL”). We urge you to read our Charter and our Bylaws in their entirety for a complete description of the rights and preferences of the Class A common stock.

Pursuant to our Charter, our authorized capital stock consists of 1,500,000,000 shares of Class A common stock, $0.0001 par value per share, 1,500,000,000 shares of Class C common stock, $0.0001 par value per share (“Class C common stock” and, together with the Class A common stock, “common stock”), and 50,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

Common Stock

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class A common stock and Class C common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law. Unless specified in our Charter or Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of common stock that are voted is required to approve any such matter voted on by our stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

In the event of a liquidation, dissolution, or winding up of the Company, our Class A stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock.

A holder of Class C common stock may transfer shares of Class C common stock to any transferee (other than us) only if, and only to the extent permitted by the Third Amended and Restated Limited Partnership Agreement of Kinetik Holdings LP (“Kinetik OpCo” and such agreement, the “Kinetik OpCo LPA”), such holder also simultaneously transfers an equal number of such holder’s common units representing limited partner interests in Kinetik OpCo to such transferee in compliance with the Kinetik OpCo LPA. In addition, the holders of Class C common stock, voting as a separate class, will be entitled to approve any amendment, alteration, or repeal of any provision of our Charter that would alter or change the powers, preferences or relative, participating, optional or other special rights of the Class C common stock. Holders of Class C common stock are not entitled to any dividends and are not entitled to receive any of our assets in the event of any voluntary or involuntary liquidation, dissolution, or winding up of our affairs.

Preferred Stock

Our Charter provides that up to 50,000,000 shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, or relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors can, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Dividends

Subject to the rights of the holders of any outstanding series of preferred stock, holders of Class A common stock are entitled to receive ratable dividends when, as, and if declared by our board of directors out of funds legally available therefor. Holders of Class C common stock are not entitled to any dividends from the Company.

Our Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company. We have agreed to indemnify American Stock Transfer & Trust Company in its role as transfer agent, its agents and each of its stockholders, directors, officers, and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct, or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and our Charter and Bylaws

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or after the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum for certain lawsuits

Our Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers, and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Special meeting of stockholders

Our Charter provides that at any time when any stockholder beneficially owns, in the aggregate, at least 10% in voting power of our common stock entitled to vote generally in the election of directors, special meetings of the stockholders for any purpose or purposes shall also be called by or at the direction of the Board or the Chairman of the Board at the request of such stockholder.

Advance notice requirements for stockholder proposals and director nominations

Our Charter and Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the Company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Action by written consent

Unless otherwise provided in the Charter and subject to the terms of any preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to us in accordance with the DGCL.

Board of Directors

Our Charter provides that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, with or without cause, and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2022

KINETIK HOLDINGS INC.

	By:	/s/ Todd Carpenter
	Name:	Todd Carpenter
	Title:	General Counsel, Secretary and Chief Compliance Officer